FOLEY & LARDNER LLP ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WISCONSIN 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com
August 14, 2007	WRITER'S DIRECT LINE 414.297-5596 pfetzer@foley.com EMAIL
CLIENT/MATTER NUMBER 014355-0101

VIA EDGAR SYSTEM AND OVERNIGHT MAIL

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549

Re:	The Middleton Doll Company Form 10-KSB for the fiscal year ended December 31, 2006 File No. 033-51406

Dear Ms. Cvrkel:

        On behalf of our client, The Middleton Doll Company (the “Company”), a Wisconsin corporation (File No. 033-51406), set forth below are the Company’s responses to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 10, 2007, with respect to the above-referenced Form 10-KSB. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the comment letter, and following such comments are the Company’s responses (in regular type).

Form 10-KSB for the fiscal year ended December 31, 2006

Item 6. Management’s Discussion and Analysis or Plan of Operation

Results of Operations for the years ended December 31, 2006 and December 31, 2005

Consumer Products, page 12

        1.     We note from your disclosure that the exclusivity agreement for Newborn Nursery® boutique with Saks Department Store Group expires December 1, 2007. In this regard, please explain the status of consummating an extension for this exclusivity agreement with Saks Department Store Group. If no extension has been established, please tell us and describe in MD&A the adverse consequences on your statement of operations of not extending or renewing this exclusivity agreement.

BOSTON BRUSSELS CHICAGO DETROIT JACKSONVILLE	LOS ANGELES MADISON MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

FOLEY & LARDNER LLP

Ms. Linda Cvrkel
August 14, 2007

Response: The Newborn Nursery® boutiques were first introduced in mid-2004 and an exclusivity agreement with the Saks Department Store group was announced in February of 2005. The exclusivity agreement will expire on December 1, 2007. Saks Department Store Group stores were recently sold primarily to Belk, Inc. and The Bon Ton Stores, Inc. The Company expects that during the third quarter of 2007, both Belk, Inc. and The Bon Ton Stores, Inc. will be closing some or all of the Newborn Nursery® boutiques located at the stores they acquired, and the Company does not expect the exclusivity agreement to be renewed. Accordingly, the Company has included the following disclosure in the “Management’s Discussion and Analysis or Plan of Operation” in its most recent Quarterly Report on Form 10-QSB, which, among other things, describes the adverse consequences not extending or renewing the exclusivity agreement will have on the Company’s statement of operations:

“Newborn Nursery® boutiques were first introduced in mid-2004 and an exclusivity agreement with the Saks Department Store group was announced in February of 2005. The exclusivity agreement will expire on December 1, 2007. Saks Department Store Group stores were recently sold primarily to Belk, Inc. and The Bon Ton Stores, Inc. Management expects that during the third quarter of 2007, both Belk, Inc. and The Bon Ton Stores, Inc. will be closing some or all of the Newborn Nursery® boutiques located at the stores they acquired, and management does not expect the exclusivity agreement to be renewed. For the year ended December 31, 2006, the Newborn Nursery® boutiques at these stores contributed approximately $1.31 million to the consumer products net sales or about 11% of net sales. For the six months ended June 30, 2007, the Newborn Nursery® boutiques at these stores contributed approximately $0.04 million to the consumer products net sales or about 1% of net sales. To offset this decline in revenue, management has encouraged dealers to open “mini-nurseries”. Approximately 35 “mini-nurseries” have been opened at dealer locations, and in July of 2007 the FAO Schwarz New York store expanded the size of its nursery. Despite these efforts, management expects that overall the net sales for Newborn Nursery® dolls will decrease in 2007, but is unable to estimate the amount of the decline at the present time.”

Item 7. Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Nature of Business, page 29

        2.    We note the disclosure indicating that during 2006, the Company sold substantially all of the assets of the financial services business segment and used the net proceeds to pay off indebtedness and to redeem certain shares of the Company’s outstanding preferred stock. We also note that the Company does not intend to continue in the financial services business segment after all of the segment’s assets are sold. Given that you have sold substantially all of the assets of this segment and do not intend to continue the operations of this segment, please explain why you have not presented the operations of this segment as discontinued operations in your financial statements pursuant to the guidance in paragraphs 41 through 43 of SFAS No. 144.

FOLEY & LARDNER LLP

Ms. Linda Cvrkel
August 14, 2007

Response: The Company respectfully submits that it has not presented the operations of its financial services segment as discontinued operations in its financial statements because it still has continuing involvement in this segment through four remaining loans and one remaining leased property, which are components of this segment. While it is the Company’s intent to dispose of these remaining assets, the Company has not at this time committed to a plan to dispose of these remaining assets. Since the Company has continuing involvement in the financial services segment and has not yet committed to a plan to dispose of the remaining assets, pursuant to which the Company will not have any continuing involvement in the financial services segment, the Company respectfully submits that the conditions in paragraph 42 of SFAS No. 144 for reporting the operations of its financial services segment as discontinued operations have not yet been met. At such time as these conditions are met, the Company will report the operations of its financial services segment as discontinued operations in its financial statements.

Impairment of Long-Lived Assets, page 31

        3.     Given the significant net losses that have been recognized by the Company during 2005 and 2006, as well as the net loss incurred during the quarter ended March 31, 2007, please explain in detail how the Company determined that the recorded investment in property, plant and equipment held by its consumer products segment at December 31, 2006 of $5,392,659 was not impaired. As part of your response, please explain in detail the method and significant assumptions used in performing your impairment analysis of property plant and equipment. Also, supplementally provide us with the results of your most recent impairment analysis. We may have further comment upon receipt of your response.

Response: The Company reviews long-lived assets, including property, plant and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The impairment test is carried out by comparing the carrying amount of the asset with its recoverable value, defined as the higher of estimated fair value (net of any costs to sell) and its value in use, if any. The amount of impairment loss, if any, is measured as the difference between the net book value of the asset and its recoverable value.

Based on the Company’s most recent impairment analysis, as shown by third-party appraisals, the estimated fair value of the Company’s property, plant and equipment (or recoverable value) more than supported the carrying value of these assets. In estimating fair value, the Company assumed the Company’s headquarters building and Belpre facility would be marketed as office space.

Supplementally, the Company informs the Staff, as shown by third-party appraisals of the Company’s headquarters building and Belpre facility, that the most recent impairment analysis resulted in an estimated fair value for the headquarters building of $4,360,000 (the Company recently sold the building for $4,200,000) and an estimated fair value for the Belpre facility of $1,625,000. At the time of this analysis, the net book value for the headquarters building was $3,414,833 and the net book value for the Belpre facility was $1,186,660.

FOLEY & LARDNER LLP

Ms. Linda Cvrkel
August 14, 2007

Note 2. Liquidity and Capital Resources, page 34

        4.    We note from your disclosure that the company is required to redeem $10.37 million of preferred stock by July 1, 2008. We note that you are considering various financial alternatives in order to address this financial obligation. In this regard, please expand your future filings and provide us with a description of the various financial alternatives you are pursuing including the probability of these financial alternatives occurring. Also, if you have no formal agreement with regards to these financial alternatives, please explicitly describe the adverse consequences on your operations if you are not able to generate or raise sufficient funds to satisfy your preferred stock obligation by July 1, 2008.

Response: The Company is still in the process of considering its financial alternatives for redeeming its preferred stock and has not yet formalized any arrangements for financing the redemption, except for the tender offer noted below. At the present time, the Company respectfully submits that it cannot determine with any accuracy the probability of any of the other possible financial alternatives occurring. The Company provided the following disclosure in its most recent Quarterly Report on Form 10-QSB:

“On August 13, 2007, the Board of Directors approved the initiation of a tender offer to repurchase up to 300,000 shares of the Company’s preferred stock at a price of $14.00 per share. The tender offer is expected to commence on or about August 15, 2007, and to expire, unless extended, on or about September 12, 2007. On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the Securities and Exchange Commission, and will be mailed to shareholders of record and will also be made available for distribution to beneficial owners of shares of preferred stock. The solicitation of offers to buy the Company’s preferred stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. When they are available, shareholders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the tender offer.”

If the preferred stock is not redeemed on July 1, 2008, the Company will have a continuing obligation to redeem the preferred stock when it has legally available funds for such redemption. At the present time, the Company respectfully submits that it cannot determine the specific adverse consequences that failure to redeem the preferred stock might have on its operations. The Company acknowledges that such failure could have material adverse consequences on the Company’s operations. Accordingly, the Company has revised the disclosure related to the preferred stock in its most recent Quarterly Report on Form 10-QSB as follows:

“The Company is required to redeem $10.37 million of preferred stock by July 1, 2008, to the extent the Company has legally available funds for the redemption and it is otherwise permitted under Wisconsin law. The Company will only have sufficient funds to redeem the preferred stock and to continue to pay dividends on the preferred stock if our consumer products business segment can generate sufficient earnings (the consumer products business segment has realized losses from operations for the last four years) and/or is able to raise funds from other sources. The Company is considering various alternatives, including the sale or pledging of assets, in order to address all of its financial obligations, including the redemption of preferred stock. There can be no assurance that the Company will be able to redeem the preferred stock on July 1, 2008. If the Company is unable to redeem the preferred stock, the Company’s business, financial condition and results of operations could be materially adversely affected.”

FOLEY & LARDNER LLP

Ms. Linda Cvrkel
August 14, 2007

Note 15. Mandatory Redeemable Preferred Stock, page 40

        5.    We note from your disclosure that your preferred stock is redeemable in whole or in part at the option of the Company, on any dividend payment date during the period from July 1, 2006 to June 30, 2006 and that any shares of preferred stock not redeemed prior to July 1, 2008, are subject to mandatory redemption on that date. Based on your disclosures in note 15 and your balance sheet classification of the preferred stock, it appears that you account for these preferred stock shares as a liability in accordance with paragraph 9 of SFAS No. 150. In this regard, since these preferred stock shares appear to be a liability under SFAS No. 150, it would appear that your preferred stock dividends of $893,860 and $905,101 for 2006 and 2005, respectively, and the gain on redemption of preferred stock of $2,268,103 in your statements of operations would need to be reclassified to interest expense and included in the determination of your net loss line item rather than as currently presented. Please revise or advise accordingly. Refer to the guidance in paragraph 22 of SFAS No. 150.

Response: The Company respectfully submits that the more appropriate classification of the preferred stock dividends and the gain on redemption of the preferred stock is not in “net loss,” but as a reduction of the net loss to arrive at “net loss applicable to common shareholders,” as currently shown. See paragraph 25 of SFAS No. 150. Interest expense is reported under the Company’s financial services segment, but the preferred stock dividend is not a liability of the financial services segment because it is an obligation of the Company as a whole. The Company believes that the current presentation properly recognizes the nature of the preferred stock dividend as a non-segmented expense and highlights this to investors and shareholders.

Item 8A. Controls and Procedures, page 53

        6.    We note from your disclosure that your auditors identified several deficiencies in your internal controls, which in combination constitutes a material weakness in your internal control over financial reporting. We also note from your disclosure that through measures already taken, you have remedied this material weakness. In this regard, please expand your disclosure in future filings to describe in detail the measures taken to remediate each control weakness and explain how these measures remedied each internal control deficiency identified by your auditors.

FOLEY & LARDNER LLP

Ms. Linda Cvrkel
August 14, 2007

Response: In response to the Staff’s comment, the Company has included the following revised disclosure in its most recent Quarterly Report on Form 10-QSB, which describes in detail the measures taken to remediate the material weakness:

“As previously disclosed in the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006, (“the “2006 Annual Report”), the Company’s management and Audit Committee were notified by Virchow, Krause & Company, LLP (“Virchow Krause”), the Company’s independent registered public accounting firm, that during the course of their audit of the Company’s consolidated financial statements for 2006 they identified deficiencies in internal control. Virchow Krause indicated that it was their belief that the combination of the deficiencies constituted a material weakness.

The deficiencies related to the following: (1) the lack of timely account reconciliation for certain general ledger accounts; (2) duplicate payment of a certain vendor invoice; (3) entering into a business agreement to sell or lease property without a written contract; and (4) the lack of segregation of duties with respect to the payment of vendor invoices. Based on these deficiencies, the Company determined that, as of the end of the fiscal year 2006, there was a material weakness affecting the Company’s internal control over financial reporting and, as a result of that material weakness, the Company’s disclosure controls and procedures were not effective. However, the Company concluded that the internal control deficiencies identified above did not impact the quality of the financial information in the 2006 Annual Report and that the consolidated financial statements included in the 2006 Annual Report fairly stated, in all material respects, the Company’s financial position, results of operations and cash flows for the periods presented in conformity with generally accepted accounting principles.

The Company discussed the deficiencies identified above with the Audit Committee and Virchow Krause and disclosed in the 2006 Annual Report that it believed that through measures already taken since such deficiencies were identified the Company had remediated the material weakness by remedying each of the internal control deficiencies. Specifically, the Company remedied the internal control deficiencies as follows: (1) the Company remedied the lack of timely account reconciliation for certain general ledger accounts by implementing additional procedures to improve the review of the monthly financial reports and designating an additional employee to assist in the process; (2) the Company remedied the possibility of a duplicate payment being made for a vendor invoice by enhancing the review process that each invoice is subjected to before it can be authorized for payment; (3) the Company remedied the possibility of a business agreement to sell or lease property being entered into without a written contract by imposing a formal requirement that any such agreement requires a written contract and making the appropriate employees of the Company aware of this requirement; and (4) the Company remedied the lack of segregation of duties with respect to the payment of vendor invoices by requiring that each invoice be reviewed by two designated reviewers before it can be authorized for payment.”

FOLEY & LARDNER LLP

Ms. Linda Cvrkel
August 14, 2007

        As requested by the Staff, the Company is enclosing a “Tandy” statement with this response letter. If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5596.

Very truly yours,
/s/ Peter D. Fetzer
Peter D. Fetzer

cc:	Jeff Jaramillo U.S. Securities & Exchange Commission Craig Bald The Middleton Doll Company

THE MIDDLETON DOLL COMPANY

VIA EDGAR SYSTEM

U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	The Middleton Doll Company Form 10-KSB for the fiscal year ended December 31, 2006 File No. 033-51406

Ladies and Gentlemen:

        The Middleton Doll Company (the “Company”), a Wisconsin corporation (File No. 033-51406), in response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s letter, dated July 10, 2007, commenting on the above-referenced Form 10-KSB, hereby acknowledges that:

    1.            the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-KSB;

    2.            Staff comments or changes to disclosure in response to Staff comments in the Form 10-KSB do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form 10-KSB; and

    3.            the Company may not assert Staff comments as a defense in any proceedings initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours
THE MIDDLETON DOLL COMPANY
By: /s/ Salvatore L. Bando
Salvatore L. Bando
President and Chief Executive Officer